(3)

INTERIM REPORT

For the nine months ended
September 30, 2004

CONSOLIDATED BALANCE SHEETS

as at September 30, 2004 and December 31, 2003
(unaudited – US$ millions)

	2004	2003

Assets
Cash and short term investments	287.7	346.4
Cash held in Crum & Forster (including $31.6 (2003 – $47.3) in interest escrow account)	33.1	47.3
Marketable securities	5.1	16.5
Accounts receivable and other	2,104.1	2,112.3
Recoverable from reinsurers (including recoverables on paid losses – $613.6; 2003 – $654.2)	7,933.8	8,542.6

	10,363.8	11,065.1

Portfolio investments
Subsidiary cash and short term investments (market value – $3,039.7; 2003 – $5,710.6)	3,039.7	5,710.6
Subsidiary cash and short term investments pledged for securities sold but not yet purchased (market value – $1,143.3; 2003 – nil)	1,143.3	–
Bonds (market value – $7,129.2; 2003 – $4,644.8)	7,289.9	4,729.3
Preferred stocks (market value – $138.8; 2003 – $143.9)	138.1	142.3
Common stocks (market value – $1,694.0; 2003 – $1,428.5)	1,669.1	1,173.9
Investments in Hub, Zenith National and Advent (market value – $421.1; 2003 – $456.0)	314.2	387.6
Real estate (market value – $26.9; 2003 – $17.0)	21.8	12.2

Total (market value – $13,593.0; 2003 – $12,400.8)	13,616.1	12,155.9

Deferred premium acquisition costs	385.0	412.0
Future income taxes	900.7	968.3
Premises and equipment	100.0	98.7
Goodwill	216.1	214.3
Other assets	98.9	104.0

	25,680.6	25,018.3

Liabilities
Lindsey Morden indebtedness	83.6	17.7
Accounts payable and accrued liabilities	1,205.9	1,413.0
Securities sold but not yet purchased	922.4	–
Funds withheld payable to reinsurers	996.5	1,104.6

	3,208.4	2,535.3

Provision for claims	14,393.0	14,368.1
Unearned premiums	2,345.4	2,441.9
Long term debt	2,041.3	2,033.8
Purchase consideration payable	196.3	200.6
Trust preferred securities of subsidiaries	79.8	79.8

	19,055.8	19,124.2

Non-controlling interests	552.5	440.8

Shareholders’ Equity
Common stock	1,490.7	1,510.0
Other paid in capital	99.8	101.4
Preferred stock	136.6	136.6
Retained earnings	1,060.1	1,114.9
Currency translation account	76.7	55.1

	2,863.9	2,918.0

	25,680.6	25,018.3

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

for the nine months ended September 30, 2004 and 2003
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months

	2004	2003	2004	2003

Revenue
Gross premiums written	1,443.2	1,324.1	4,183.2	4,017.9

Net premiums written	1,208.0	1,042.3	3,577.2	3,234.6

Net premiums earned	1,145.2	973.5	3,552.8	3,035.3
Interest and dividends	98.7	79.6	268.6	273.2
Realized gains on investments	94.4	37.1	231.5	585.0
Realized gain on Northbridge secondary offering and IPO	–	–	40.1	5.7
Claims fees	80.1	85.1	245.3	239.4

	1,418.4	1,175.3	4,338.3	4,138.6

Expenses
Losses on claims	1,032.9	673.3	2,730.3	2,189.8
Operating expenses	258.2	265.0	757.5	760.6
Commissions, net	203.2	187.9	612.5	581.7
Interest expense	37.9	41.1	124.0	104.5
Other Lindsey Morden TPA disposition costs	1.5	–	13.4	–

	1,533.7	1,167.3	4,237.7	3,636.6

Earnings (loss) from operations before income taxes	(115.3)	8.0	100.6	502.0
Provision for (recovery of) income taxes	(17.9)	6.6	76.8	194.6

Net earnings (loss) before non-controlling interests	(97.4)	1.4	23.8	307.4
Non-controlling interests	(11.5)	(12.1)	(47.2)	(42.9)

Net earnings (loss)	(108.9)	(10.7)	(23.4)	264.5

Net earnings (loss) per share	$(8.08)	$(1.02)	$(2.32)	$18.04
Net earnings (loss) per diluted share	$(8.08)	$(1.07)	$(2.32)	$17.85
Cash dividends paid per share	$–	$–	$1.40	$0.98
Shares outstanding (000) (weighted average)	13,798	13,973	13,831	14,062

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the nine months ended September 30, 2004 and 2003
(unaudited – US$ millions)

	2004	2003

Retained earnings – beginning of period	1,114.9	873.5
Net earnings (loss) for the period	(23.4)	264.5
Excess over stated value of shares purchased for cancellation	(3.2)	(3.6)
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(7.4)	(6.8)
Cost of convertible debentures, net of tax	(1.5)	(0.7)
Dividend tax	0.2	(3.0)

Retained earnings – end of period	1,060.1	1,110.0

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2004 and 2003
(unaudited – US$ millions)

	Third quarter		First nine months

	2004	2003	2004	2003

Operating activities
Earnings (loss) before non-controlling interests	(97.4)	1.4	23.8	307.4
Amortization	9.5	11.7	29.8	35.0
Future income taxes	(8.7)	(13.7)	54.4	132.8
Gains on investments	(94.4)	(37.1)	(271.6)	(590.7)

	(191.0)	(37.7)	(163.6)	(115.5)
Increase (decrease) in cash from:
Provision for claims	145.9	3.5	(3.0)	(198.0)
Unearned premiums	40.1	14.4	(110.4)	76.1
Accounts receivable and other	69.3	12.8	19.5	168.7
Recoverable from reinsurers	370.2	52.7	626.6	265.3
Funds withheld payable to reinsurers	(100.6)	5.2	(109.6)	(74.7)
Accounts payable and accrued liabilities	31.8	42.3	(212.2)	(118.9)
Other	9.6	2.4	62.4	101.0

Cash provided by operating activities	375.3	95.6	109.7	104.0

Investing activities
Investments – purchases	(813.1)	(1,788.9)	(6,217.7)	(10,314.4)
– sales	1,576.7	1,506.4	4,446.4	13,488.1
Sale of marketable securities	5.6	6.0	11.4	13.3
Purchase of capital assets	(5.2)	(4.9)	(27.6)	(24.2)
Disposition of Lindsey Morden TPA business	–	–	(22.0)	–
Purchase of subsidiaries, net of cash	–	–	–	17.3
Net proceeds on Northbridge secondary offering and IPO	–	–	104.8	148.9

Cash provided by (used in) investing activities	764.0	(281.4)	(1,704.7)	3,329.0

Financing activities
Subordinate voting shares repurchased	(10.9)	(16.7)	(22.5)	(26.0)
Trust preferred securities of subsidiary repurchased	–	–	–	(136.0)
Issue of Crum & Forster debt	–	–	–	300.0
Issue of convertible debentures	–	200.0	–	200.0
Long term debt – repayment	(60.3)	(42.6)	(118.5)	(50.2)
Long term debt – advances	95.0	–	108.6	–
Purchase consideration	(5.4)	(6.0)	(16.5)	(18.2)
Lindsey Morden indebtedness	16.7	(6.1)	65.9	(4.2)
Common share dividends	–	–	(19.5)	(13.9)
Preferred share dividends	(2.6)	(2.3)	(7.4)	(6.8)

Cash provided by (used in) financing activities	32.5	126.3	(9.9)	244.7

Foreign currency translation	12.1	(49.1)	4.4	245.7

Increase (decrease) in cash resources	1,183.9	(108.6)	(1,600.5)	3,923.4
Cash resources – beginning of period	3,319.9	6,042.1	6,104.3	2,010.1

Cash resources – end of period	4,503.8	5,933.5	4,503.8	5,933.5

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements

for the nine months ended September 30, 2004 and 2003
(unaudited – in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2003 as set out on pages 22 to 48 of the company’s 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2003, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results. Included in goodwill at September 30, 2004 is $139.3 related to Lindsey Morden’s U.K. operations. The recoverability of this goodwill is sensitive to the ability of the U.K. operations to meet their profit and cash flow forecasts for 2004 and future years. Failure to meet those forecasts could result in a writedown of goodwill.

2. Portfolio Investments

    During the second and third quarters of 2004, as an economic hedge against a decline in the equity markets, the company executed a short sale of approximately $900 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”). Simultaneously, the company entered into two-year call options (“Options”) to limit the potential loss on the future purchase of the SPDRs to $180. The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $1,143.3 of cash (shown on the consolidated balance sheet as subsidiary cash and short term investments pledged for securities sold but not yet purchased) and $158.6 of bonds. Both the obligation to purchase the SPDRs and the Options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs is included in securities sold but not yet purchased and the fair value of the Options is included in common stocks on the consolidated balance sheet. Changes in the fair values of the SPDRs and the Options are recorded as a realized gain or loss in the consolidated statement of earnings, resulting in a net loss of $18.9 for the three months ended September 30, 2004.

3. Investments

    Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National Insurance Corp. which they owned, at $43 per share, in an underwritten public offering which closed on July 30, 2004 resulting in a pre-tax gain after expenses of approximately $40.9. At September 30, 2004 the company owned 24.4% of Zenith National.

    On May 18, 2004, the company recorded a pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from approximately 71% to approximately 59%.

    On May 28 and June 10, 2003, the company’s Northbridge subsidiary issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn$15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn$206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn$8.0) gain on its effective sale of a 29.0% interest in Northbridge.

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the number of OdysseyRe shares purchased. The company expects to issue comparable notes in November 2004 and to retire the currently outstanding notes.

4. Capital and Long Term Debt

    On August 27, 2004, the company issued an additional $95.0 (before issue expenses of approximately $3.5) of its 7.75% notes due in 2012. During the quarter, $65.1 of the proceeds were used to repurchase (including the payment of accrued interest of $2.1) $40.3 of outstanding notes due in 2006 and $20.0 of outstanding notes due in 2005.

    On April 29, 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On

June 29, 2004, the company exchanged an additional $10.0 of outstanding notes due in 2006 for $11.0 of new 7.75% notes due in 2012.

    During the third quarter of 2003, the company repurchased $26.4 and $18.1 of its U.S. dollar-denominated debentures and Canadian dollar-denominated debentures respectively at a cost of $44.5. The debentures purchased in the 2003 third quarter were debentures maturing in 2003.

    On July 14 and 24, 2003, the company issued an aggregate $200 of 5% convertible senior debentures due July 15, 2023 for net proceeds (after expenses of issue) of $193.7.

    Effective June 5, 2003, Crum & Forster Holdings Corp. issued $300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of $281.0, of which $63.1 was placed in an interest escrow account to fund the first four interest payments.

    In February 2003, the company redeemed its RHINOS preferred securities for $136 cash.

5. Other

    On March 31, 2004, Lindsey Morden raised $49.5 (Cdn$65.0) in short term financing to cover the payment described in the paragraph below and to repay debt owing to the company. On July 12, 2004, a subsidiary of Lindsey Morden raised $78.3 (Cdn$105.0) under an unsecured non-revolving term facility for an initial term to March 31, 2005 which may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were used principally to repay the short term financing raised on March 31, 2004, debt owing to banks and debt owing to the company. Fairfax has extended its letter of support of Lindsey Morden to March 2006.

    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.

6. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 8 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at September 30, 2004 compared to December 31, 2003.

7. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 19 on pages 44 to 48 of the company’s 2003 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	Third quarter		First nine months

	2004	2003	2004	2003

Net earnings (loss), Canadian GAAP	(108.9)	(10.7)	(23.4)	264.5
Recoveries on retroactive reinsurance	41.5	6.3	75.7	25.1
Other than temporary declines(1)	–	–	28.1	13.4
Other differences	(17.0)	4.7	(14.4)	6.3
Tax effect	(6.3)	(4.8)	(29.4)	(16.5)

Net earnings (loss), US GAAP	(90.7)	(4.5)	36.6	292.8
Other comprehensive income (loss) (2)	33.1	(18.0)	(169.2)	371.7

Comprehensive income (loss), US GAAP	(57.6)	(22.5)	(132.6)	664.5

Net earnings (loss) per share, US GAAP	$(6.76)	$(0.57)	$2.02	$20.05

Net earnings (loss) per diluted share, US GAAP	$(6.76)	$(0.57)	$2.02	$19.92

(1)	Represents other than temporary declines which were previously recorded for U.S. GAAP and are expensed in 2004 under Canadian GAAP.

(2)	Consists of the change in the mark to market valuation of investments ($0.5 and $(190.8) for the three months and nine months ended September 30, 2004, respectively) and the change in the currency translation adjustment amount ($32.6 and $21.6 for the three months and nine months ended September 30, 2004, respectively).

    The following shows the balance sheet amounts in accordance with U.S. GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30,	December 31,
	2004	2003

Assets
Portfolio investments
Subsidiary cash and short term investments	4,183.0	5,710.6
Bonds	7,129.2	4,644.8
Preferred stocks	138.8	143.9
Common stocks	1,694.0	1,428.5
Strategic investments	383.7	423.3

Total portfolio investments	13,528.7	12,351.1
Future income taxes	1,243.2	1,229.9
Goodwill	268.2	266.6
All other assets	10,969.5	11,692.0

Total assets	26,009.6	25,539.6

Liabilities
Accounts payable and accrued liabilities	2,941.7	2,288.0
Long term debt	2,141.1	2,135.2
All other liabilities	17,818.6	17,932.3

Total liabilities	22,901.4	22,355.5

Trust preferred securities of subsidiaries	79.8	79.8
Mandatorily redeemable shares of TRG	196.3	200.6
Non-controlling interests	552.5	440.8

	828.6	721.2

Shareholders’ Equity	2,279.6	2,462.9

	26,009.6	25,539.6

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	September 30,	December 31,
	2004	2003

Shareholders’ equity based on Canadian GAAP	2,863.9	2,918.0
Other comprehensive income	(3.3)	187.5
Reduction of other paid in capital	(99.8)	(101.4)
Cumulative reduction in net earnings under US GAAP	(481.2)	(541.2)

Shareholders’ equity based on US GAAP	2,279.6	2,462.9

    At September 30, 2004, the cumulative reduction in net earnings under U.S. GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in US$ millions except per share amounts and as otherwise indicated)

    This management’s discussion and analysis should be read in conjunction with the notes to the management’s discussion and analysis for the year ended December 31, 2003 as set out on page 49 of the company’s 2003 Annual Report.

    Underwriting profit decreased to a loss of $99.0 and a profit of $0.3 in the third quarter and first nine months respectively of 2004 (but increased to a profit of $106.6 and $205.9 for those periods respectively, excluding the losses from Hurricanes Charley, Frances, Ivan and Jeanne (“the third quarter hurricanes”) in the third quarter), from $34.1 and $63.2 in the third quarter and first nine months respectively of 2003, reflecting continued improvements in combined ratios excluding the third quarter hurricanes, offset by the losses from those hurricanes. The consolidated combined ratio was 109.3% and 100.0% for the third quarter and first nine months respectively (90.0% and 93.5% respectively excluding the third quarter hurricanes) compared to 96.5% and 97.7% for the third quarter and first nine months respectively of 2003.

    Primarily due to the third quarter hurricanes and the TIG commutation described subsequently under Runoff and Other, partially offset by increased realized gains, the company produced a net loss in the third quarter of 2004 of $108.9 ($8.08 per basic and diluted share) including $185.6 of net losses as a result of the third quarter hurricanes and the TIG commutation, compared to a net loss of $10.7 ($1.02 per basic and $1.07 per diluted share) in 2003. Excluding the third quarter hurricanes and the TIG commutation, net earnings in the 2004 third quarter would have been $76.7. The weighted average outstanding shares for the three months ended September 30, 2004 were 13.8 million versus 14.0 million last year.

    Revenue in the third quarter increased to $1,418.4 from $1,175.3 last year, principally as a result of higher net premiums earned and increased realized gains.

    Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income. Of the operating expenses of $258.2 (2003 – $265.0) in the consolidated financial statements for the three months ended September 30, $159.4 (2003 – $159.0) relates to insurance, reinsurance and runoff and other operations.

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and nine months ended September 30, 2004 and 2003:

	Third quarter		First nine months

	2004	2003	2004		2003

Combined ratios
Insurance – Canada (Northbridge)	89.4% (1)	92.7%	90.9%	(1)	93.9%
– U.S.	134.9% (1)	99.1%	110.3%	(1)	101.1%
– Asia	92.8%	95.2%	91.2%		98.1%
Reinsurance (OdysseyRe)	107.7% (1)	96.5%	99.2%	(1)	97.2%

Consolidated	109.3% (1)	96.5%	100.0%	(1)	97.7%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	25.0	13.3	61.7		30.7
– U.S.	(80.4)	2.5	(78.8)		(8.3)
– Asia	1.0	0.5	3.7		0.5
Reinsurance (OdysseyRe)	(44.6)	17.8	13.7		40.3

Underwriting profit (loss)	(99.0)	34.1	0.3		63.2
Interest and dividends	82.2	53.3	231.3		189.3

Operating income (loss)	(16.8)	87.4	231.6		252.5
Realized gains	47.2	39.4	154.6	(2)	409.3
Runoff and other	(92.3)	(66.3)	(96.3	)(3)	(20.3)
Claims adjusting (Fairfax portion)	0.6	(3.1)	(16.6)		(6.8)
Interest expense	(34.3)	(38.9)	(114.5)		(98.0)
Corporate overhead and other	(21.1)	(10.7)	(61.0)		(34.5)

Pre-tax income	(116.7)	7.8	97.8		502.2
Taxes	19.1	(5.3)	(68.5)		(192.5)
Non-controlling interests	(11.3)	(13.2)	(52.7)		(45.2)

Net earnings (loss)	(108.9)	(10.7)	(23.4)		264.5

(1)	79.8% and 87.5% for Northbridge, 93.1% and 97.7% for U.S. Insurance, 92.8% and 94.1% for Reinsurance and 90.0% and 93.5% Consolidated for the three and nine months ended September 30, 2004 respectively, excluding the third quarter hurricanes.

(2)	$205.9 for the first nine months of 2004, before elimination adjustments as described in note (3) below.

(3)	$(147.6) for the first nine months of 2004, excluding the effect of sales by the runoff companies to other Fairfax group companies of the following securities (these sales are eliminated on consolidation): a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter.

    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the three and nine months ended September 30, 2004 and 2003. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for the realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended September 30, 2004

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	343.8	348.8	15.3	754.2	1,462.1	75.0	(93.9)	–	1,443.2

Net premiums written	223.7	248.9	3.7	671.2	1,147.5	60.5	–	–	1,208.0

Net premiums earned	236.5	230.2	13.8	580.3	1,060.8	84.4	–	–	1,145.2

Underwriting profit (loss)	25.0	(80.4)	1.0	(44.6)	(99.0)	–	–	–	(99.0)
Interest and dividends	13.3	20.4	1.6	46.9	82.2	–	–	–	82.2

Operating income (loss) before:	38.3	(60.0)	2.6	2.3	(16.8)	–	–	–	(16.8)
Realized gains	9.8	1.3	(0.1)	20.2	31.2	47.2	4.5	11.5	94.4
Runoff and other operating income (loss)	–	–	–	–	–	(139.5)	–	–	(139.5)
Claims adjusting	–	–	–	–	–	–	–	0.6	0.6
Interest expense	–	(8.2)	–	(6.4)	(14.6)	–	–	(19.7)	(34.3)
Corporate overhead and other	(3.3)	(1.5)	0.6	(3.6)	(7.8)	–	–	(13.3)	(21.1)

Pre-tax income (loss)	44.8	(68.4)	3.1	12.5	(8.0)	(92.3)	4.5	(20.9)	(116.7)
Taxes									19.1
Non-controlling interests									(11.3)

Net earnings (loss)									(108.9)

Quarter ended September 30, 2003

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	337.1	375.4	38.0	703.0	1,453.5	30.2	(159.6)	–	1,324.1

Net premiums written	200.8	299.7	28.3	582.2	1,111.0	(68.7)	–	–	1,042.3

Net premiums earned	183.1	269.5	10.4	513.8	976.8	(3.3)	–	–	973.5

Underwriting profit	13.3	2.5	0.5	17.8	34.1	–	–	–	34.1
Interest and dividends	12.7	14.8	0.5	24.7	52.7	–	0.6	–	53.3

Operating income before:	26.0	17.3	1.0	42.5	86.8	–	0.6	–	87.4
Realized gains (losses)	2.1	16.6	–	22.7	41.4	(2.3)	1.4	(3.4)	37.1
Runoff and other operating income (loss)	–	–	–	–	–	(64.0)	–	–	(64.0)
Claims adjusting	–	–	–	–	–	–	–	(3.1)	(3.1)
Interest expense	–	(8.8)	–	(2.7)	(11.5)	–	–	(27.4)	(38.9)
Corporate overhead and other	(1.9)	(4.9)	–	(1.6)	(8.4)	–	–	(2.3)	(10.7)

Pre-tax income (loss)	26.2	20.2	1.0	60.9	108.3	(66.3)	2.0	(36.2)	7.8
Taxes									(5.3)
Non-controlling interests									(13.2)

Net earnings (loss)									(10.7)

Nine months ended September 30, 2004

		U.S.	Asia			Runoff &			Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other		Intercompany	Other	Consolidated

Gross premiums written	1,084.6	995.3	63.6	1,995.7	4,139.2	350.8		(306.8)	–	4,183.2

Net premiums written	685.8	774.9	44.8	1,774.5	3,280.0	297.2		–	–	3,577.2

Net premiums earned	675.9	765.3	41.9	1,706.7	3,189.8	363.0		–	–	3,552.8

Underwriting profit (loss)	61.7	(78.8)	3.7	13.7	0.3	–		–	–	0.3
Interest and dividends	43.9	66.6	2.6	118.2	231.3	–		–	–	231.3

Operating income (loss) before:	105.6	(12.2)	6.3	131.9	231.6	–		–	–	231.6
Realized gains	31.2	47.2	(0.1)	63.7	142.0	117.0		(40.9)	53.5	271.6
Runoff and other operating income(loss)	–	–	–	–	–	(213.3)		–	–	(213.3)
Claims adjusting	–	–	–	–	–	–		–	(16.6)	(16.6)
Interest expense	–	(24.9)	–	(19.2)	(44.1)	–		–	(70.4)	(114.5)
Corporate overhead and other	(6.6)	(7.1)	(1.9)	(8.1)	(23.7)	–		–	(37.3)	(61.0)

Pre-tax income (loss)	130.2	3.0	4.3	168.3	305.8	(96.3	)(1)	(40.9)	(70.8)	97.8
Taxes										(68.5)
Non-controlling interests										(52.7)

Net earnings (loss)										(23.4)

(1)	The Runoff and Other pre-tax income (loss) is $(147.6) excluding the effect of the sales by the runoff companies to other Fairfax group companies of the following securities: a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter. The net $51.3 realized gain from these sales of securities is included in the Intercompany $(40.9) eliminated on consolidation.

Nine months ended September 30, 2003

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	941.5	1,028.9	65.5	1,876.7	3,912.6	389.2	(283.9)	–	4,017.9

Net premiums written	576.6	816.9	49.5	1,614.8	3,057.8	176.8	–	–	3,234.6

Net premiums earned	500.9	745.5	26.1	1,442.3	2,714.8	320.5	–	–	3,035.3

Underwriting profit (loss)	30.7	(8.3)	0.5	40.3	63.2	–	–	–	63.2
Interest and dividends	40.5	66.0	1.0	83.7	191.2	–	(1.9)	–	189.3

Operating income before:	71.2	57.7	1.5	124.0	254.4	–	(1.9)	–	252.5
Realized gains	49.8	251.2	1.1	176.3	478.4	181.4	(71.6)	2.5	590.7
Runoff and other operating income (loss)	–	–	–	–	–	(201.7)	–	–	(201.7)
Claims adjusting	–	–	–	–	–	–	–	(6.8)	(6.8)
Interest expense	–	(10.5)	–	(7.6)	(18.1)	–	–	(79.9)	(98.0)
Corporate overhead and other	(2.6)	(4.9)	–	(5.3)	(12.8)	–	–	(21.7)	(34.5)

Pre-tax income (loss)	118.4	293.5	2.6	287.4	701.9	(20.3)	(73.5)	(105.9)	502.2
Taxes									(192.5)
Non-controlling interests									(45.2)

Net earnings									264.5

      Underwriting and Operating Income

    Set out and discussed below are the underwriting and operating results of Fairfax’s continuing insurance and reinsurance operations on a summarized company by company basis for the three and nine months ended September 30, 2004 and 2003.

                Canadian Insurance – Northbridge

	Third quarter		First nine months

	2004	2003	2004	2003

Underwriting profit	25.0	13.3	61.7	30.7

Combined ratio	89.4%	92.7%	90.9%	93.9%

Gross premiums written	343.8	337.1	1,084.6	941.5

Net premiums written	223.7	200.8	685.8	576.6

Net premiums earned	236.5	183.1	675.9	500.9

Underwriting profit	25.0	13.3	61.7	30.7
Interest and dividends	13.3	12.7	43.9	40.5

Operating income	38.3	26.0	105.6	71.2
Realized gains	9.8	2.1	31.2	49.8

Pre-tax income before interest and other	48.1	28.1	136.8	121.0

    Northbridge’s combined ratio for the three months ended September 30, 2004 improved to 89.4% (79.8% excluding the $22.9 of losses from the third quarter hurricanes) from 92.7% last year. While the commercial insurance market remains generally strong, Northbridge is currently experiencing rate declines in some classes of business and increased competition on renewals. Northbridge’s underwriting profit in the third quarter of 2004 reflects the higher volumes and price increases obtained in 2003 and, to a lesser extent, in the first half of 2004, and a general decline in claims counts year over year, partially offset by losses from the third quarter hurricanes. Net premiums written by Northbridge increased by 11.4% in the third quarter of 2004 compared with the third quarter of 2003 due to price increases previously achieved through the first half of 2004 and the strengthening of the Canadian dollar. Northbridge’s cash flow from operations for the third quarter and first nine months of 2004 was $166.9 and $229.2 respectively as compared to $83.6 and $108.1 for the third quarter and first nine months respectively of 2003. For more information on Northbridge results, please see its third quarter report posted on its website at www.northbridgefinancial.com.

                U.S. Insurance(1)

Quarter ended September 30, 2004

	Crum &
	Forster(2)	Fairmont	Total

Underwriting profit (loss)	(80.1)	(0.3)	(80.4)

Combined ratio	142.2%	100.7%	134.9%

Gross premiums written	299.4	49.4	348.8

Net premiums written	209.1	39.8	248.9

Net premiums earned	190.0	40.2	230.2

Underwriting profit (loss)	(80.1)	(0.3)	(80.4)
Interest and dividends	18.0	2.4	20.4

Operating income (loss)	(62.1)	2.1	(60.0)
Realized gains	1.3	–	1.3

Pre-tax income (loss) before interest and other	(60.8)	2.1	(58.7)

Quarter ended September 30, 2003

	Crum &
	Forster(2)	Fairmont	Old Lyme(3)	Total

Underwriting profit (loss)	3.6	(1.6)	0.5	2.5

Combined ratio	98.1%	103.3%	95.8%	99.1%

Gross premiums written	308.6	62.4	4.4	375.4

Net premiums written	254.7	40.6	4.4	299.7

Net premiums earned	204.3	51.6	13.6	269.5

Underwriting profit (loss)	3.6	(1.6)	0.5	2.5
Interest and dividends	11.2	2.9	0.7	14.8

Operating income	14.8	1.3	1.2	17.3
Realized gains	16.2	0.3	0.1	16.6

Pre-tax income before interest and other	31.0	1.6	1.3	33.9

Nine months ended September 30, 2004

	Crum &
	Forster(2)	Fairmont	Total

Underwriting profit (loss)	(79.1)	0.3	(78.8)

Combined ratio	112.3%	99.8%	110.3%

Gross premiums written	843.4	151.9	995.3

Net premiums written	652.6	122.3	774.9

Net premiums earned	643.3	122.0	765.3

Underwriting profit (loss)	(79.1)	0.3	(78.8)
Interest and dividends	60.2	6.4	66.6

Operating income (loss)	(18.9)	6.7	(12.2)
Realized gains	42.2	5.0	47.2

Pre-tax income before interest and other	23.3	11.7	35.0

Nine months ended September 30, 2003

	Crum &
	Forster(2)	Fairmont	Old Lyme(3)	Total

Underwriting profit (loss)	(9.2)	(2.2)	3.1	(8.3)

Combined ratio	101.7%	101.4%	92.4%	101.1%

Gross premiums written	814.7	182.7	31.5	1,028.9

Net premiums written	648.7	136.8	31.4	816.9

Net premiums earned	549.3	155.3	40.9	745.5

Underwriting profit (loss)	(9.2)	(2.2)	3.1	(8.3)
Interest and dividends	54.7	9.4	1.9	66.0

Operating income	45.5	7.2	5.0	57.7
Realized gains	231.5	19.5	0.2	251.2

Pre-tax income before interest and other	277.0	26.7	5.2	308.9

(1)	Effective January 1, 2004, Falcon has been included in the Fairfax Asia segment with 2003 results reclassified to conform with the current year’s presentation.

(2)	These results differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and U.S. GAAP.

(3)	Effective January 1, 2004, Old Lyme has been transferred to Runoff.

    Crum & Forster’s combined ratio of 142.2% for the third quarter of 2004 (92.1% excluding the $96.0 of losses from the third quarter hurricanes), as compared to 98.1% in 2003, continues to reflect the impact of management’s strict underwriting policies and expense initiatives, offset by the effect of the third quarter hurricanes. After giving effect to $10.3 of reinsurance reinstatement premiums associated with catastrophe losses and $29.6 of aggregate stop loss reinsurance premiums arising from the reallocation of prior years’ loss reserves, Crum & Forster’s net premiums written for the third quarter of 2004 decreased by 2.2% over 2003, reflecting reduced new business and declining prices on property and casualty, partially offset by an improved renewal retention ratio. Crum & Forster’s cash flow from operations for the third quarter and first nine months of 2004 was $66.9 and $102.3 respectively as compared to $109.5 and $89.6 for the third quarter and first nine months respectively of 2003. Fairmont’s combined ratio of 100.7% (98.3% excluding the $1.0 of losses from the third quarter hurricanes) and its slightly reduced net premiums written in the third quarter of 2004 compared to 2003 reflect competitive pressure in the employer stop loss market combined with underwriting actions taken by Fairmont. For more information on Crum & Forster’s results, please see its third quarter report on Form 10-Q posted on its website at www.cfins.com.

                Fairfax Asia

	Third quarter		First nine months

	2004	2003	2004	2003

Underwriting profit	1.0	0.5	3.7	0.5

Combined ratio	92.8%	95.2%	91.2%	98.1%

Gross premiums written	15.3	38.0	63.6	65.5

Net premiums written	3.7	28.3	44.8	49.5

Net premiums earned	13.8	10.4	41.9	26.1

Underwriting profit	1.0	0.5	3.7	0.5
Interest and dividends	1.6	0.5	2.6	1.0

Operating income	2.6	1.0	6.3	1.5
Realized gains	(0.1)	–	(0.1)	1.1

Pre-tax income before interest and other	2.5	1.0	6.2	2.6

    In 2003, Fairfax Asia included only Falcon. Effective January 1, 2004, Fairfax Asia consists of the company’s Asia operations: Falcon, First Capital and a 26.0% interest in the ICICI/ Lombard Joint Venture. These operations continue to reflect a focus on underwriting profit. The decrease in the combined ratio to 92.8% and 91.2% for the three and nine months respectively ended September 30, 2004 from 95.2% and 98.1% respectively in 2003 reflect the inclusion in 2004 of First Capital’s strong underwriting results.

                Reinsurance – OdysseyRe

	Third quarter(1)		First nine months(1)

	2004	2003	2004	2003

Underwriting profit (loss)	(44.6)	17.8	13.7	40.3

Combined ratio	107.7%	96.5%	99.2%	97.2%

Gross premiums written	754.2	703.0	1,995.7	1,876.7

Net premiums written	671.2	582.2	1,774.5	1,614.8

Net premiums earned	580.3	513.8	1,706.7	1,442.3

Underwriting profit (loss)	(44.6)	17.8	13.7	40.3
Interest and dividends	46.9	24.7	118.2	83.7

Operating income	2.3	42.5	131.9	124.0
Realized gains	20.2	22.7	63.7	176.3

Pre-tax income before interest and other	22.5	65.2	195.6	300.3

(1)	These results differ from those published by OdysseyRe Holdings Corp. primarily due to differences between Canadian and U.S. GAAP.

    OdysseyRe’s combined ratio of 107.7% in the third quarter (92.8% excluding the $85.7 of losses from the third quarter hurricanes), as compared to 96.5% in 2003, reflects the impact of prior pricing actions on underwriting profitability and strong results from the EuroAsia division and the London market, offset by the effect of the third quarter hurricanes. Net premiums written increased 15.3% in the third quarter of 2004 compared to 2003 as OdysseyRe continued to expand in certain classes of business in EuroAsia, the London market and the U.S. insurance segment, while premiums in the Americas division (primarily U.S. treaty business) declined. OdysseyRe’s cash flow from operations for the third quarter and first nine months of 2004 was $226.5 and $458.3 respectively as compared to $126.7 and $258.3 for the third quarter and first nine months respectively of 2003. For more information on OdysseyRe’s results, please see its third quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the third quarter of 2004 improved to $82.2 from $53.3 last year due primarily to increased investment portfolios for the insurance and reinsurance companies reflecting positive cash flow from operations, and to an increase in yield resulting from the reinvestment late in the first quarter of 2004 of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds.

    Realized gains on investments of $47.2 for the third quarter of 2004 were derived primarily from the sale of common stocks.

   Runoff and Other

Quarter ended September 30, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	2.8	1.5	70.7	75.0

Net premiums written	(6.8)	1.5	65.8	60.5

Net premiums earned	2.6	9.6	72.2	84.4
Losses on claims (excluding the TIG commutation)	(8.5)	(37.0)	(55.1)	(100.6)
Operating expenses	(25.3)	(15.9)	(18.8)	(60.0)
Interest and dividends	5.6	(0.8)	6.3	11.1

Operating income (loss)	(25.6)	(44.1)	4.6	(65.1)
Realized gains (losses)	42.6	6.0	(1.4)	47.2

	17.0	(38.1)	3.2	(17.9)
Loss on TIG commutation	(31.9)	(42.5)	–	(74.4)

Pre-tax income (loss) before interest and other	(14.9)	(80.6)	3.2	(92.3)

Quarter ended September 30, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	43.2	(88.5)	75.5	30.2

Net premiums written	(10.3)	(114.0)	55.6	(68.7)

Net premiums earned	33.0	(105.0)	68.7	(3.3)
Losses on claims	(38.4)	90.6	(57.6)	(5.4)
Operating expenses	(41.3)	(14.6)	(13.9)	(69.8)
Interest and dividends	8.1	3.2	3.2	14.5

Operating income (loss)	(38.6)	(25.8)	0.4	(64.0)
Realized gains (losses)	0.5	3.9	(6.7)	(2.3)

Pre-tax income (loss) before interest and other	(38.1)	(21.9)	(6.3)	(66.3)

Nine months ended September 30, 2004

	U.S.	Europe		Group Re	Total

Gross premiums written	46.4	6.7		297.7	350.8

Net premiums written	5.3	4.2		287.7	297.2

Net premiums earned	52.8	23.6		286.6	363.0
Losses on claims (excluding the TIG commutation)	(71.2)	(76.8)		(220.9)	(368.9)
Operating expenses	(48.6)	(41.3)		(58.3)	(148.2)
Interest and dividends	11.8	(11.7)		15.1	15.2

Operating income (loss)	(55.2)	(106.2)		22.5	(138.9)
Realized gains (losses) (except as noted below)	50.1	9.4		6.2	65.7

	(5.1)	(96.8)		28.7	(73.2)
Loss on TIG commutation	(31.9)	(42.5)		–	(74.4)
Realized gains (losses) on intra-group sales	61.6 (1)	(10.3	)(2)	–	51.3

Pre-tax income (loss) before interest and other	24.6	(149.6)		28.7	(96.3)

(1)	Realized gain on the sale in the second quarter of Northbridge shares from the U.S. runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(2)	Realized loss on a sale in the first quarter of bonds from the European runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).

Nine months ended September 30, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	275.3	(90.6)	204.5	389.2

Net premiums written	83.9	(105.6)	198.5	176.8

Net premiums earned	237.3	(105.3)	188.5	320.5
Losses on claims	(231.9)	36.3	(143.0)	(338.6)
Operating expenses	(153.9)	(40.6)	(46.8)	(241.3)
Interest and dividends	31.0	14.5	12.2	57.7

Operating income (loss)	(117.5)	(95.1)	10.9	(201.7)
Realized gains (losses)	102.8	84.0	(5.4)	181.4

Pre-tax income (loss) before interest and other	(14.7)	(11.1)	5.5	(20.3)

    Excluding the TIG commutation described below and the sales of securities within the Fairfax group (which are eliminated on consolidation) described in the two footnotes above, the runoff and other pre-tax loss for the quarter and nine months ended September 30, 2004 was $17.9 and $73.2 respectively, better than the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2004.

    The $25.6 operating loss of the U.S. runoff group for the three months ended September 30, 2004 relates to the runoff of TIG’s discontinued business, where operating expense levels in 2004 are better than in 2003, following the reduced premium levels. The operating expenses during the quarter include both a return to more normalized levels after the effects of certain favourable settlements reported in the second quarter as well as additional expense provisions for unsettled commission arrangements and involuntary market assessments. The interest and dividends for the quarter reflect the lower yields on the significant cash position in the investment portfolio and are net of $5.5 of funds withheld requirements. Realized gains includes the $38.8 realized gain on TIG’s sale of its Zenith National shares.

    The $44.1 operating loss of the European runoff group for the three months ended September 30, 2004 reflects a $15.0 strengthening of construction defect reserves and lower investment income, which results primarily from lower yields on the significant cash position in the investment portfolio and is net of $6.0 of funds withheld requirements. The 2003 third quarter premiums and losses on claims were both reduced by the reversal of $100.0 of premiums and losses on claims from TIG’s adverse development cover provided by nSpire Re as a result of the replacement of that cover by the Chubb Re cover.

    At September 30, 2004, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary totalling $996.1 (unchanged from December 31, 2003).

    At the end of the third quarter, Fairfax took another step towards simplifying its runoff structure when TIG agreed to commute a number of excess of loss reinsurance contracts aggregating $665 of coverage. This commutation, which is subject to applicable regulatory approvals and is expected to be completed in the fourth quarter, resulted in a net after-tax loss taken in the third quarter of $57.9 (a pre-tax loss of $74.4 consisting of $31.9 at the U.S. runoff group and $42.5 at the European runoff group). The loss at the U.S. runoff group reflects the normal effect on an insurer of a commutation with a reinsurer (i.e., the insurer receives less than the amount of losses which it takes back because those losses are only payable over time); other normal effects are that TIG’s cash will be increased by the cash it receives on the commutation and its net loss reserves will be increased by the amount of the reserves which were formerly reinsured. The loss at the European runoff group resulted from the operation of the loss allocation terms in the retrocessional arrangements between TIG’s third party reinsurer and the European runoff group and the establishment of a reserve with respect to other third party retrocessional arrangements.

   Other Elements of Net Earnings

    As shown below, interest expense decreased to $34.3 for the three months ended September 30, 2004 from $38.9 in 2003, notwithstanding additional debt issued by Crum & Forster and OdysseyRe in 2003, by virtue of reduced interest costs at Fairfax as a result of its note exchange offers.

	Third quarter		First nine months

	2004	2003	2004	2003

Fairfax	19.7	27.4	70.4	79.9
OdysseyRe	6.4	2.7	19.2	7.6
Crum & Forster	8.2	8.8	24.9	10.5

	34.3	38.9	114.5	98.0

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is broken down as follows:

	Third quarter		First nine months

	2004	2003	2004	2003

Fairfax corporate overhead	13.0	10.0	42.7	25.0
Investment management and administration fees	(5.2)	(9.5)	(22.4)	(21.7)
Corporate overhead of subsidiary holding companies	7.8	8.4	23.7	12.8
Internet and technology expenses	4.0	1.8	8.6	12.4
Other	1.5	–	8.4	6.0

	21.1	10.7	61.0	34.5

    Investment management and administration fees in the third quarter of 2004 decreased from the prior year due to decreases in incentive based management fee income. Other includes one-time severance and indemnification costs in the first and third quarters of 2004 at Lindsey Morden for which the company assumed responsibility under its management services agreement.

    The company recorded an income tax recovery of only $17.9 on its consolidated statement of earnings for the third quarter of 2004 principally because runoff losses were incurred in jurisdictions with lower income tax rates and certain of Lindsey Morden’s losses were not being recorded on a tax-effected basis.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Third quarter		First nine months

	2004	2003	2004	2003

OdysseyRe	(0.6)	8.0	22.3	38.5
Northbridge	11.9	4.6	30.4	5.7
Lindsey Morden	0.2	(0.5)	(5.5)	(1.3)

	11.5	12.1	47.2	42.9

Investments

    At September 30, 2004 the investment portfolio had a pre-tax unrealized loss of $23.1 (consisting principally of unrealized losses on bonds of $160.7 offset by unrealized gains on equities of $132.5), a decrease of $268.0 from the unrealized gain of $244.9 at December 31, 2003. The unrealized loss on bonds has resulted principally from the upward movements in interest rates from those prevailing at December 31, 2003.

    Because of the company’s continuing concern over the possibility of a decline in equity markets, during the second and third quarters it implemented an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 2 to the consolidated financial statements.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	September 30,	December 31,
	2004	2003

Cash, short term investments and marketable securities	325.9	410.2
Long term debt (including OdysseyRe debt)	1,948.8	1,942.7
TRG purchase consideration payable	196.3	200.6
Net debt	1,819.2	1,733.1
Common shareholders’ equity	2,727.3	2,781.4
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4
OdysseyRe non-controlling interest	271.7	250.6
Total equity	3,215.4	3,248.4
Net debt/equity	57%	53%
Net debt/total capital	36%	35%
Interest coverage	1.9x	4.8x

    The net debt ratios increased somewhat as a result of the anticipated decrease in cash and short term investments in the first two quarters and the net loss realized in the third quarter. It continues to be a priority of Fairfax to reduce these financial leverage ratios meaningfully in the next two and a half years.

    At September 30, 2004, Fairfax had $325.9 of cash, short term investments and marketable securities at the holding company level after the following non-recurring items in the first nine months of the year: payment of a common share dividend ($19.5), share repurchases ($22.5), payment of the additional premium payable on the Swiss Re cover ($149.9), payment of TIG-related indemnities ($40.0), and payments (including accrued interest) in effecting the company’s note exchange offers and repurchases of outstanding notes ($124.5).

    In May 2004, Fairfax received $104.8 (Cdn$146.0) on the closing of its sale of 6,000,000 Northbridge shares; during the second and third quarters the company utilized the $150 by which it increased the $300 letter of credit facility it established last year for the benefit of nSpire Re; and in August 2004, Fairfax realized net proceeds of $91.5 from its issue of additional 7.75% notes due in 2012 ($65.1 of these proceeds have to date been utilized to repurchase outstanding notes, with accrued interest, as described above).

    Over the remainder of the year, Fairfax expects to receive dividends, tax sharing payments and management fees from its subsidiaries, although as a result of the losses from claims arising out of the third quarter hurricanes, the amount of tax sharing payments will be somewhat reduced. Also over the remainder of the year, Fairfax will continue (as it has in the first nine months) in the ordinary course to pay overhead expenses, interest, preferred share dividends and amounts arising out of the normal volatility of runoff cash flows. Fairfax continues to believe that it has adequate liquidity to meet all of its obligations in 2004 and 2005.

    During the 2004 third quarter, the company repurchased 80,400 of its subordinate voting shares for $10.9. At the end of that quarter, there were 13,000,218 subordinate voting shares outstanding. Common shareholders’ equity at September 30, 2004 (excluding other paid in capital of $99.8) was $2.6 billion or $191.10 per share.

Comparative Quarterly Data (unaudited)

	Quarter ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2004	2004	2004	2003	2003	2003	2003	2002

Revenue	1,418.4	1,435.1	1,484.8	1,575.4	1,175.3	1,628.5	1,334.8	1,363.6
Net earnings (loss)	(108.9)	46.0	39.5	6.6	(10.7)	173.7	101.5	48.3
Net earnings (loss) per share	$(8.08)	$3.13	$2.63	$0.51	$(1.02)	$12.09	$6.97	$3.84
Net earnings (loss) per diluted share	$(8.08)	$3.05	$2.59	$0.51	$(1.07)	$12.09	$6.97	$3.84

    Excluding the effect of the third quarter hurricanes and the TIG commutation in the third quarter of 2004 described above, operating results at the company’s insurance and reinsurance companies have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004. Apart from reserve strengthenings which have occurred, individual quarterly results have been (and will continue to be) significantly impacted by realized gains (or losses), the timing of which is not predictable.